Exhibit 99.1

No.48/08

 Offer for Euro Ressources Successful
IAMGOLD owns 71.6% of Euro Ressources;
Offer re-opens from December 4 to 17, 2008

Toronto, Ontario December 3, 2008 – IAMGOLD Corporation announced today that the final results for its public offer for Euro Ressources S.A. have been published by the French Autorité des marchés financiers ("AMF") on December 2, 2008. As a result of the offer, IAMGOLD controls 43,397,457 shares representing 71.6% of the current share capital of EURO.

With the success of the offer and according to the general regulations of the AMF, the public offer re-opens for a period of 10 trading days, at the same price of €1.20 per Euro Ressources share.  Shareholders of Euro Ressources wishing to sell will be able to tender their shares during the period of re-opening which will commence December 4th and end on December 17th 2008.

Joe Conway, CEO of IAMGOLD stated “We are very pleased with the success of the offer. It is one of our initiatives to reduce cash costs at the Rosebel mine.  At the current gold price this acquisition will effectively decrease our cash cost by about $45 per ounce of gold produced at the Rosebel mine. This cost benefit will be further enhanced in a higher gold price environment. ”

Since the announcement of the offer in late August, there has been considerable volatility in the currency markets with a subsequent decline in the value of the Euro against the US dollar.  IAMGOLD took advantage of this decline to lock in the cost of the transaction by purchasing Euros at an average exchange rate of approximately 1.27, a favourable level and close to the current USD/Euro exchange rate.  This compares with the 1.47 USD/Euro exchange rate level on the date of the announcement in August.

This news release does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer referred to herein is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. The offer is made in France in accordance with French securities laws and is extended in Canada under the same terms and conditions via an application requesting exemptive relief from Canadian take-over bid requirements.

Copies of the IAMGOLD information note on the Offer, approved by the AMF, and of the document containing other information relating to the legal, financial and accounting characteristics of IAMGOLD are available free of charge from:
▪ IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
▪ Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18, France

These documents are also available on the AMF website at www.amf-france.org.
The information note and a translation into English may be consulted on IAMGOLD's website at www.iamgold.com and under IAMGOLD's profile on
SEDAR at www.sedar.com.

The offer documents, relating to the Canadian offer are available free of charge from:
IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
These documents are also available on IAMGOLD website www.iamgold.com and and SEDAR website www.sedar.com (IAMGOLD and Euro section)

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of almost one million ounces from eight gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO jconway@iamgold.com	SVP, Investor Relations & Communications eellingham@iamgold.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4743 Toll-free: 1 888 IMG-9999

Individual Shareholders (France):
Toll-Free: 0800 630 650

Financial Dynamics S.A.S. (France):
Press Contacts:
Guillaume Foucault:  guillaume.foucault@fd.com
Astrid Villette: astrid.villette@fd.com
T: +33 (0)1 47 03 68 10

Investor contacts:
Valery Lepinette:   valery.lepinette@fd.com
Clément Bénétreau: clement.benetreau@fd.com
T: +33 (0)1 47 03 68 10

Renmark Financial Communications Inc. (North America):
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.